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February 11, 2010

Anne Nguyen Parker, Branch Chief
Douglas Brown, Division of Corporate Finance
United States Securities and Exchange Commission
100 F St, N.E.
Washington, D.C. 20549

Re:	Santa Fe Gold Corporation
Form 10-K for the Fiscal Year Ended June 30, 2009
File No. 1-12974
Filed October 13, 2009

Dear Ms. Parker:

We are in receipt of your letter of January 29, 2010, which provides your comments and asks us to respond to your comments within 10 business days or let you know when we will provide a response. We currently are reviewing your comments and expect to be able to respond by February 19, 2010.

Yours sincerely,

/s/ W. Pierce Carson

W. Pierce Carson
Chief Financial Officer